FOR IMMEDIATE RELEASE

Points Partners with App in the Air to Integrate In-App Loyalty Tracking and Transactions

With new Points Loyalty Wallet integration, App in the Air is now a single destination to track flight information and loyalty rewards.

TORONTO, May 16, 2016 -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, today announced a partnership with App in the Air, the travel app helping users navigate the entire flying process. With this partnership, Points will power the new loyalty section for App in the Air which gives users the ability to register, track and transact between their favorite travel loyalty programs.

“At App in the Air, we’re dedicated to making the process of flying as simple as possible for our users,” said Bayram Annakov, founder and CEO of App in the Air. “Through this partnership, App in the Air now helps travelers with every part of the flying process - from tracking and managing flights and now associated travel loyalty rewards - all in one convenient place.”

With this integration, App in the Air will introduce a new loyalty section into its app, powered by the Points Loyalty Wallet, where users can store loyalty information from more than 100 global loyalty rewards programs and exchange loyalty currencies between participating programs. This loyalty section will grant participating loyalty programs exposure to App in the Air’s member base of over 1.7 million frequent travelers.

“We’re excited to again leverage our Loyalty Commerce Platform and partner with such a highly-regarded travel app, to increase the utility and accessibility of loyalty rewards for frequent travelers,” said Christopher Barnard, President of Points. “By providing App in the Air users with easier access to their loyalty information, we’re helping to provide a more comprehensive travel experience and allowing loyalty programs to further engage their customers by delivering value to them through a new channel.”

Powered by Points’ Loyalty Commerce Platform, the Points Loyalty Wallet is a set of platform capabilities accessible via hosted solution or APIs that allow loyalty programs, merchants and other product partners to embed balance tracking and loyalty commerce transactions into their product offerings whether on the web or in an app. It enables access to an industry-sanctioned global Loyalty Commerce Network that facilitates the ability to distribute loyalty currencies that users already know and love.

For more information on the Points Loyalty Wallet, visit www.points.com. For more information on App in the Air, visit https://www.appintheair.mobi/.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 8th largest Canadian software company and the 27th largest Canadian technology company by the 2016 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About App in the Air

App in the Air - your personal flying assistant that keeps you up-to-date with your flight: real time status, airport tips and in-airport navigation maps, flight profile with all your flights logged. Even more: app works offline (gate changes and flight status updates are delivered via SMS which requires no data roaming). With over 1.7 million users, App in the Air is accepted by over 1,000 airlines and 5,000 airports across the globe. Nominated as a top 10 travel app and ranked among the “Best of 2015” in the Apple App Store with 4.2 star reviews in app stores (Apple, Google, Microsoft). App in the Air has also been named to numerous app review websites, listed among the top 10 travel apps.

Points Investor Relations
ICR
Garo Toomajanian
ir@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474